Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 18, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F              ☒            Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes                         ☐            No                           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

This Report on Form 6-K contains a press release issued by MobiFon Holdings B.V.’s principal subsidiary, MobiFon SA, on November 15, 2005 entitled “CONNEX - VODAFONE REPORTS STRONG REVENUE GROWTH IN THE QUARTER TO SEPTEMBER 30, 2005”.

PRESS RELEASE

For immediate release
Contact: Lidia Solomon
Tel.: +40 (21) 302 10 00
Fax: +40 (21) 302 14 60
E-mail: publicrelations@connex.ro

Connex - Vodafone reports strong revenue growth
in the quarter to September 30, 2005

Bucharest, November 15, 2005 — Connex - Vodafone announces key performance indicators for the quarter ended September 30, 2005, as reported today by Vodafone Group Plc.

Connex - Vodafone added 278,389 net subscribers in  the  quarter to September 30, 2005.

The total  customer base was 5,529,007, which is 27% higher year on year on an organic basis.

Service revenue for the quarter increased 40% compared to the same period last year.

“We are very pleased with the results achieved by the company in the  quarter. The strong revenue growth reflects our value driven market strategy and our focus on high value customers. The overall performance shows a significant improvement in the usage of our services by our customers and an increase in the average revenue per user, which is in line with our expectations” said Ted Lattimore, President and COO Connex - Vodafone.

As of September 30, 2005, postpaid subscribers accounted for 35% of Connex - Vodafone’s total subscriber base, as compared to 34% in the same period last year.

Blended average monthly revenue per user in the quarter increased by more than 10% to US $15.9, compared to US $14.4 in the same period last year.

Connex - Vodafone is a subsidiary of Vodafone Group Plc. Vodafone is the world’s largest mobile community with equity interests in 27 countries and Partner Networks in a further 14 countries. Providing a full range of mobile telecommunications services, including voice and data communications, Vodafone currently serves more than 170 million proportionate customers worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: November 18, 2005	By:	/s/ E A J De Rijk
Name: Erik De Rijk
Title: Chief Executive Officer

	By:	/s/ M L J M Heere
Name: Michiel Heere
Title: Chief Financial Officer